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                         [Letterhead of Amedisys, Inc.]



                                 June 18, 2002



VIA EDGAR TRANSMISSION

United States Securities and
  Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Registration Statement of Amedisys, Inc. on Form S-1, Registration No. 333-66667

Ladies and Gentlemen:

         Reference is made to the above-captioned registration statement filed on November 2, 1998. Pursuant to Rule 477 under the Securities Act of 1933, (the "Act"), we hereby withdraw such registration statement on the following grounds:
(i) all of the shares of common stock included in the registration statement that were issuable upon conversion of formerly outstanding shares of our preferred stock have been issued privately to the original holders under Section 3(a)(9) of the Act, and are now freely tradable under Rule 144(k) under the Act; and (ii) the shares of our common stock included in the registration statement that are issuable upon conversion of our preferred stock issuable upon the exercise of warrants will be reregistered in a future registration statement.

         No securities have been sold in connection with the offerings contemplated by the above-captioned registration statement.

         If you require any additional information, please do not hesitate to contact me.

                                          Very truly yours,

                                          Amedisys, Inc.



                                          By: /s/ William F. Borne
                                             -----------------------------------
                                             William F. Borne
                                             Chief Executive Officer